UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1687

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

PPG Industries Employee Savings Plan

(Full title of the Plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

PPG Industries, Inc.

One PPG Place, Pittsburgh, Pennsylvania 15272

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of and Participants in

PPG Industries Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PPG Industries Employee Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

June 24, 2011

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

NET ASSETS:
Investment in net assets of the PPG Industries Master Trust — at fair value (Note 3)	$2,552,110,616	$2,211,525,312

Receivables:
Employee contributions	59,222	—
Notes receivable from participants (Notes 1, 2)	48,992,040	45,199,661

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	2,601,161,878	2,256,724,973

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Note 5)	(16,680,009)	(6,319,014)

NET ASSETS AVAILABLE FOR BENEFITS	$2,584,481,869	$2,250,405,959

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

ADDITIONS:
Income — net from investments in the PPG Industries Master Trust (Note 3)	$435,516,378	$419,901,251
Interest income on notes receivable from participants	2,513,976	2,742,433

Total income	438,030,354	422,643,684

Contributions (Note 2):
Employer	8,600,639	6,636,969
Employee	53,942,043	53,464,910

Total contributions	62,542,682	60,101,879

Total additions	500,573,036	482,745,563

DEDUCTIONS:
Withdrawals (Note 2)	163,113,760	144,142,375
Administration expenses (Note 2)	1,733,035	1,615,472

Total deductions	164,846,795	145,757,847

NET INCREASE PRIOR TO PLAN TRANSFERS	335,726,241	336,987,716

TRANSFER FROM OTHER PLANS (Note 2)	—	583,260

TRANSFER TO OTHER PLANS (Note 2)	(1,650,331)	(2,301,015)

NET INCREASE	334,075,910	335,269,961

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,250,405,959	1,915,135,998

End of year	$2,584,481,869	$2,250,405,959

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting — The financial statements of the PPG Industries Employee Savings Plan (the “Plan”) are prepared on the accrual basis of accounting, except for amounts due to participants who had requested withdrawals, which are not recorded as a liability of the Plan as of December 31, 2010 and 2009, in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends on the PPG Industries common stock are recorded as investment income on the ex-dividend date.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.

Master Trust — The PPG Industries Master Trust (the “Master Trust”) was established pursuant to a trust agreement between PPG Industries, Inc. (the “Company” or “PPG”) and Fidelity Management Trust Company (“FMTC”) in order to permit the commingling of assets of multiple PPG sponsored employee benefit plans for investment and administrative purposes.

Investment Valuation — Investments are generally stated at fair value. Investments in securities traded on securities exchanges are valued at the closing sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at bid quotations.

The S&P 500 Index Fund is a commingled pool managed by BlackRock Institutional Trust Company (“BlackRock”) following their acquisition of Barclay’s Global Investors on December 1, 2009. The S&P 500 Index Fund primarily invests in the common stocks of the approximately 500 companies that make up the Standard & Poor’s Composite Stock Index (“S&P 500”). The Fund’s objective is to provide a total return that closely corresponds to the investment performance of the S&P 500 with dividends reinvested. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the commingled pool is based upon the fair value of the underlying securities held by the commingled pool.

The International Equity Fund is a pooled separate account consisting of institutionally managed commingled pools. Prior to July 1, 2010, the commingled pools employed investment managers with distinct but complementary investment styles that invested primarily in foreign securities. Pyramis Global Advisors Trust Company (“Pyramis”) and Mellon Capital Management Company (“Mellon”) were the investment managers at December 31, 2009. On July 1, 2010, Mellon become the sole investment manager of these commingled pools. Mellon’s international fund is the Mellon EB Daily Liquidity ACWI ex-U.S. Fund and is available only to qualified institutional investors. The fair value of this Mellon fund is based upon the market value of the underlying securities held by the commingled pools.

The Stable Value Fund is a pooled separate account with FMTC as the investment manager, which invests in a diversified portfolio of fixed income securities, such as U.S. government obligations, mortgage-related and asset-backed securities, and corporate bonds. See Note 5 for additional information regarding the Stable Value Fund.

The investment in Common Collective Trusts is comprised of investments in the BlackRock LifePath Portfolio Funds and the Mellon Bond Index Fund. The objective of the BlackRock LifePath Portfolio Funds is to maximize total return while maintaining an investment mix of stocks and fixed income instruments relative to a participant’s retirement timeframe. The asset allocation of each LifePath Fund is designed to reach its most conservative risk level at the end of the fund’s stated date, at which time it will be blended into the LifePath Retirement Fund. The LifePath Retirement Fund is designed to provide participants who will be retiring with an appropriate blend of income and inflation protection. The fair value of the LifePath Portfolio Funds is based upon the fair value of the underlying investments held by the LifePath Portfolio Funds.

The Mellon Bond Index Fund is a commingled pool managed by Mellon that invests in a stratified sample of the bonds in the Barclay’s Capital U.S. Aggregate Index (the “Index”). The Fund’s objective is to provide a total return that closely corresponds to the investment performance of the Index. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the investment in the Mellon Bond Index Fund is based upon the fair value of the underlying investments held by the Mellon Bond Index Fund.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as withdrawals based on the terms of the Plan document.

Accounting Standards Adopted Prior to 2010 — In June 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance entitled, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162,” which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This new guidance was implemented at September 30, 2009, when it became effective. The adoption of this guidance has changed how we reference various elements of GAAP when preparing our financial statement disclosures, but did not have an impact on the Plan’s financial statements.

In May 2009, the FASB issued new accounting guidance on subsequent events. The objective of this guidance is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This new accounting guidance was adopted as of June 30, 2009, when it became effective. Adopting this new guidance did not have a material impact on the accompanying financial statements.

Accounting Standards Adopted in 2010 — In January 2010, the FASB issued guidance that requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures that are effective for periods beginning after December 15, 2010. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued new accounting guidance on reporting loans to participants by defined contribution pension plans, which requires loans to participants to be classified as notes receivable from participants, and measured at their unpaid principal balance plus any accrued but unpaid interest. This new guidance was implemented at December 15, 2010, when it became effective. The adoption of this guidance changed the classification of participant loans from Participant loans to Notes receivable from participants. Prior periods were conformed to this presentation.

2.	DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description dated April 20, 2010 for more information on the Plan.

Administration — The named fiduciary for the operation and administration of the Plan (the “Plan Administrator”) is the Director, Payroll and Benefits, of PPG.

The named fiduciary with respect to control and management of the assets of the Plan is the Executive Committee and the Benefits Investment Committee of PPG. Their responsibilities include, but are not limited to, approval of trustees, investment options, and investment managers and establishing performance benchmarks.

The Employee Benefits Committee of PPG has responsibility for establishing, maintaining, and amending the Plan. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was converted to an Employee Stock Ownership Plan (“ESOP”) on December 1, 1988 and was amended effective January 1, 2006, to reflect that only the PPG Stock Fund is an ESOP.

Administrative Expenses — The Plan pays all reasonable and necessary costs to manage and operate the Plan as determined by the Plan Administrator. These expenses, including recordkeeping fees, administrative charges, professional costs, and trustee costs, are paid from the assets of the Master Trust. The Plan Administrator has adopted uniform and nondiscriminatory procedures to allocate these expenses to participant accounts.

Trustee of the Plan Assets — FMTC is the trustee for all of the Plan assets as of December 31, 2010 and 2009.

Eligibility to Participate in the Plan — The Plan is designed for U.S. salaried and hourly employees of PPG and its wholly-owned subsidiaries who are not covered by a collective bargaining agreement and hourly employees whose employment is covered by a collective bargaining agreement where the collective bargaining agreement provides for participation. An eligible employee may elect to become a participant as of the first of any month that is coincident with or following his or her hire date.

Contributions — Contributions under the Plan are made by the participants and, for certain participants, by the Company. The participants’ maximum contribution rate for the years ended December 31, 2010 and 2009, was 50% of eligible participant compensation. Participants can contribute on a before-tax basis, an after-tax basis, and on a Roth 401(k) after-tax contribution basis. Catch-up contributions, including Roth 401(k) catch-up contributions, are permitted for eligible participants (catch-up contributions are not eligible for the Company match). Employee contributions also include rollovers from other qualified plans. The amount of individual rollovers from other plans totaled $2.1 million and $0.9 million in 2010 and 2009, respectively.

For most participants not covered by a collective bargaining agreement, Company-matching contributions are applied to each participant’s monthly contribution subject to a maximum of 6% of the eligible participant’s compensation. The Company match rate established each year is at the discretion of the Company. The Company’s matching percentage for these participants was 100% on the first 6% of eligible participant compensation contributed in 2009. However, in February 2009, the Company decided that its matching contribution would be indefinitely suspended effective with the March 2009 pay cycle. The Company’s matching contribution for January and February 2009 was paid in March 2009. On July 1, 2010, PPG announced that the Company matching contribution would be reinstated related to employee contributions at 50% on the first 6% of eligible participant compensation contributed. For those participants whose employment is covered by a collective bargaining agreement, the level of Company matching contributions, if any, is determined by the collective bargaining agreement.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, if applicable, and allocations of fund earnings and charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

Vesting — All participant contributions and Company matching contributions and their related earnings are vested immediately and become nonforfeitable.

Payment of Benefits — Upon termination from service for a voluntary or involuntary separation, retirement, or being approved for a Company sponsored long-term disability program, a participant may elect how to receive payment of his or her account from several options, including a total distribution, a partial lump-sum distribution, or recurring payments. The benefit to which a participant is entitled is the participant’s vested account balance. Participants who separate from service with a vested balance between $1,000 and $5,000 will have their vested account balance rolled over into an individual retirement account unless they make a different decision within 90 days of their separation from service. Those participants with vested balances of less than $1,000 will receive a taxable cash distribution unless they make a different decision within 90 days of their separation from service.

Payments to designated beneficiaries upon the death of the participant are made as a lump-sum distribution as soon as administratively possible from the date such payments are requested by the designated beneficiary(ies).

Notes Receivable from Participants — All active participants, excluding (a) those with a vested account balance less than $2,000, (b) those who have two existing loans, (c) those who have defaulted on an existing loan within the past 36 months, and (d) those who have paid off a loan in the past 30 days, may borrow, for either general purposes or for a primary residence, from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding participant loan balance over the past 12 months. General purpose loans have a loan term of 12 to 56 months. Primary residence loans have a loan term of 60 to 360 months. The loans are secured by the participants’ account balance and are issued at an interest rate equal to the prime interest rate on the last business day of the previous month plus 1%. Principal and interest payments are generally repaid by payroll deductions.

Transfers — Transfers in occur when PPG acquires a new business and the existing plan(s) of the acquired company are legally moved into the Plan. Transfers out occur when PPG divests part of its business and portions of the Plan related to the divested business are legally moved out of the Plan.

In December 2010, the Company established a PPG Puerto Rico Employee Savings Plan for participants residing in Puerto Rico in accordance with Internal Revenue Service Revenue Ruling 2008-40. Approximately $1.5 million in assets were transferred to this plan. In 2009, net assets transferred out in connection with the Automotive Glass and Services business divestiture totaled approximately $2.0 million.

3.	PPG INDUSTRIES MASTER TRUST

The Master Trust assets are held by FMTC. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates. The Plan’s assets are included in the Master Trust together with other PPG sponsored plans.

The net investment income of the commingled Master Trust investment funds is allocated by the trustee to each participating plan based on that plan’s interest in each commingled Master Trust investment fund, as compared with the total interest of all the participating plans, in each commingled Master Trust investment fund at the beginning of the month. The investment income for the Loan Fund, which is not part of the Master Trust, is recorded separately for this specific fund.

As of December 31, 2010 and 2009, the Plan had approximately a 99.64% and 99.76% interest in the Master Trust, respectively. The net assets available for benefits of the Master Trust are summarized as follows:

	2010	2009

Investments at fair value:
PPG Industries common stock*	$781,519,764	$739,736,495
Mutual funds*	338,863,478	292,380,475
S&P 500 Index Fund*	235,184,442	169,726,242
Stable Value Fund*	771,324,759	691,590,195
International Equity Fund:
Mellon EB Daily Liquidity ACWI ex-U.S. Fund	117,855,013	—
Mellon EB Daily Liquidity EAFE Fund	—	40,016,606
Pyramis Select International Equity Fund	—	37,242,752
Common Collective Trusts*	302,169,460	233,389,586
Money market funds	9,353,704	9,088,982

Total investments at fair value	2,556,270,620	2,213,171,333

Receivables	8,950,155	6,274,570
Liabilities	(4,013,443)	(2,673,197)

Net assets at fair value	2,561,207,332	2,216,772,706

Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
State Street Bank and Trust	(3,773,199)	(1,726,293)
Rabobank Netherlands	—	(1,716,035)
J. P. Morgan	(6,064,243)	(463,500)
NATIXIS Financial Products, Inc.	(3,772,583)	(1,309,545)
AIG Financial Products	(3,115,935)	(1,109,742)

Net assets available for benefits	$2,544,481,372	$2,210,447,591

*	Represents more than 5% of net assets in the Master Trust. As of December 31, 2010, the mutual funds amount included $134,397,212 of the Fidelity Contrafund Mutual Fund, which individually represented more than 5% of net assets in the Master Trust. As of December 31, 2009, the mutual funds amount included $136,346,359 of the Fidelity Contrafund Mutual Fund, which individually represented more than 5% of net assets in the Master Trust.

The investment income — net of the Master Trust for the years ended December 31, 2010 and 2009, is summarized as follows:

	2010	2009

Net appreciation in fair value of investments:
PPG common stock	$274,159,924	$214,996,556
Mutual funds	53,032,495	60,874,540
S&P 500 Index Fund	29,868,384	35,382,204
Stable Value Fund	25,920,004	40,941,639
Common Collective Trusts	26,841,923	43,770,745
International Equity Fund	9,810,584	14,708,126

Total net appreciation in fair value of investments	419,633,314	410,673,810

Dividends	27,176,269	29,931,971
Interest	19,308	63,320
Other income	15,456	961,308

Total income — net from investments	$446,844,347	$441,630,409

The Plan’s share of income — net from investments in the PPG Industries Master Trust also includes the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

4.	FAIR VALUE MEASUREMENT

Accounting guidance on fair value measurements establishes a hierarchy of inputs employed to determine fair value measurements, which has three levels. Level 1 inputs are quoted prices in active markets for identical assets and liabilities, are considered to be the most reliable evidence of fair value, and should be used whenever available. Level 2 inputs are observable prices that are not quoted on active exchanges. Level 3 inputs are unobservable inputs employed for measuring the fair value of assets or liabilities.

The financial assets that are reported at fair value on a recurring basis as of December 31, 2010, were as follows:

	Level 1	Level 2	Total

Master Trust assets:
PPG common stock	$781,519,764	$—	$781,519,764
Mutual Funds	338,863,478	—	338,863,478
S&P 500 Index Fund	—	235,184,442	235,184,442
Common Collective Trusts	—	302,169,460	302,169,460
Stable Value Fund	—	771,324,759	771,324,759
International Equity Fund:
Mellon EB Daily Liquidity Stock Index Fund	—	117,855,013	117,855,013
Money Market Funds	9,353,704	—	9,353,704

The financial assets that are reported at fair value on a recurring basis as of December 31, 2009, were as follows:

	Level 1	Level 2	Total

Master Trust assets:
PPG common stock	$739,736,495	$—	$739,736,495
Mutual Funds	292,380,475	—	292,380,475
S&P 500 Index Fund	—	169,726,242	169,726,242
Common Collective Trusts	—	233,389,586	233,389,586
Stable Value Fund	—	691,590,195	691,590,195
International Equity Fund:
Mellon EB Daily Liquidity Stock Index Fund	—	40,016,606	40,016,606
Pyramis Select International Equity Fund	—	37,242,752	37,242,752
Money Market Funds	9,088,982	—	9,088,982

5.	STABLE VALUE FUND

The objective of the Stable Value Fund is to preserve the invested principal and accumulated interest, while earning a competitive level of income over time. The Stable Value Fund is a separate account managed by FMTC.

The Stable Value Fund invests in a diversified portfolio of short-term bonds and other fixed income securities, such as U.S. Treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities. The Stable Value Fund also invests in money market funds to provide daily liquidity and purchases third party wrap contracts that are designed to permit the Fund to use contract (book) value accounting to provide for the payment of participant directed withdrawals and exchanges at contract (book) value under most circumstances. Interest is credited to the Stable Value Fund under the wrap contracts. There is no immediate recognition of gains and losses on the fixed income securities. Instead, gains or losses are recognized over time by adjusting the interest rate credited to the Stable Value Fund.

The wrapper contracts have been issued by NATIXIS Financial Products, Inc., AIG Financial Products, State Street Bank and Trust, Rabobank Netherlands (until March 2010) and J.P. Morgan (effective June 30, 2009). The S&P credit rating at December 31, 2010 of the issuing financial institutions is A+, A-, AA- and AA-, respectively. The underlying investments of the Stable Value Fund are stated at fair value based on quoted market prices.

The third party wrap contracts provide that participant fund transactions are executed at contract value. Contract value represents contributions made to the fund, plus net investment income, less participant withdrawals. The interest crediting rates are reset quarterly based upon market rates of similar investments, the current yield of the underlying investments, and the spread between market value and contract value, but the rate cannot be less than 0%.

In accordance with guidance for defined contribution pension plans, the statements of net assets available for benefits present investment contracts at fair value with an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value.

Certain events, such as a Plan termination or Plan merger initiated by the Plan Administrator may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Administrator does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2010	2009

Spot yields:

Based on actual investment income (1)	2.17%	2.96%

Based on interest rate credited to participants (2)	2.07	2.41

(1)	Computed by dividing the annualized one-day actual earnings of the investments on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to the participants on the last day of the Plan year by the fair value of the investments on the same date.

In 2010 and 2009, the Stable Value Fund had 100% of its investments in the Stable Value Pool. The securities included in the Stable Value Pool, at fair value, as of December 31, 2010 and 2009, were as follows:

	2010	2009

At fair value:
Money market funds	$93,177,366	$27,501,071
Foreign obligations	—	3,116,520
U.S. government obligations	411,102,948	354,338,033
Corporate bonds	147,710,207	139,645,599
Mortgage-related securities	73,766,007	107,633,299
Asset-backed securities	39,023,528	64,884,438
Other	1,637,651	1,087,717

	766,417,707	698,206,677

Securities sales pending settlement	4,907,052	(6,616,482)

Fair value	771,324,759	691,590,195

Adjustment from fair value to contract value for fully benefit-responsive wrap contracts	(16,725,960)	(6,325,115)

Contract value of Stable Value Fund	$754,598,799	$685,265,080

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, Plan participants will receive all amounts credited to their accounts.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 7, 2002, that the Plan continues to be qualified and the trusts established under the Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. In January 2011, the Plan was filed with the IRS for an updated determination letter.

Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from their before-tax deferrals, employer contributions, or investment income until such time as a withdrawal is requested.

* * * * * *

SUPPLEMENTAL SCHEDULE

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Identity of Issuer and Title of Issue	Current Value

Investment in net assets of the PPG Industries Master Trust — at fair value	$2,552,110,616
* Employee contributions receivable	59,222
* Loans to participants with interest rates ranging from 4.25% to 11% maturing through 2041	48,992,040

TOTAL	$2,601,102,656

*	Party in interest

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Director, Payroll and Benefits of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Industries Employee Savings Plan (Name of Plan)

Date June 24, 2011	/s/ Karen P. Rathburn
Karen P. Rathburn, Director, Payroll and Benefits of PPG Industries, Inc. and Administrator of the Plan